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                                                                   EXHIBIT 6.7

                                 ERIC S. NEWMAN
                             474 N. LAKE SHORE DRIVE
                                   SUITE 2109
                                CHICAGO, IL 60611
                                    -----------
                                 (312) 464-3699


August 1, 1994


Board of Directors
Cable Link, Incorporated
280 Cozzins Street
Columbus, OH  43215

         Re:  Independent Consulting Arrangement

Fellow Directors:

By this letter, I seek approval from the Board of Directors (the "Board") for Cable Link, Incorporated (the "Company") to compensate me on a monthly basis as an independent consultant to assist management of the Company and the Board with various strategic maters, including, but not limited to, seeking and assisting in the analysis of potential acquisition candidates, locating and negotiating with strategic partners and alliances and helping the Company secure additional capital and/or bank lines. I will also seek to utilize my connections and relationships in the cable industry, both domestically and internationally, to assist the Company further develop its core business.

In addition, I have been, and seek to continue to locate and secure product and equipment, including cable equipment, in order to utilize the Company's contacts and distribution channels to broker various types of equipment in order to generate additional revenue for the Company. The cable equipment referred to herein will be handled by the Company in the ordinary course of business.

Further, I have been requested by the Company to assist the Company in the drafting of agreements to be used to secure and compensate non-exclusive dealers and supply sources for the Company.

I agree to devote sufficient time during each month to the performance of my services under this Agreement and understand that the compensation described below contemplates devoting an average of seven days per month to the performance of my duties hereunder.

It is understood that for the performance of the duties and services performed under this Agreement, the Company shall pay to me ONE THOUSAND-FIVE HUNDRED DOLLARS ($1,500) per month (the "Compensation"), payable to me by check on the first day of the month for services performed under this Agreement for the preceding month. Said payment shall commence on September 1, 1994 for services performed under this Agreement for August 1994. It is further understood that the Compensation shall be reviewed periodically by Company management and shall be increased based upon good faith negotiations between myself and Company management. It is further understood that the Company shall reimburse me for reasonable out-of-pocket expenses incurred by me, including travel related expenses, in connection with the performance of my duties under this Agreement.

This Agreement shall commence on August 1, 1994 and shall be terminable by either party upon sixty (60) days written notice.


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Please confirm that the foregoing is in accordance with your understanding by signing below.

Very truly yours,



Eric S. Newman


Agreed to and Acknowledged by:



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E. Jack Davis,                                        Robert Binsky
Chairman





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Eugene Hanchet                                        Marvin Katz



I agree to provide a summary to the Board of Directors of work performed each month. ESN



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